Sun Life Reports Second Quarter 2020 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2020 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2020, prepared in accordance with International Financial Reporting Standards ("IFRS"), which are available on www.sunlife.com under Investors - Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (August 6, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the second quarter ended June 30, 2020. Second quarter reported net income was $519 million and underlying net income(1) was $739 million.

	Quarterly results		Year-to-date
Profitability	Q2'20	Q2'19	2020	2019
Reported net income ($ millions)	519	595	910	1,218
Underlying net income(1) ($ millions)	739	739	1,509	1,456
Reported EPS ($)(2)	0.88	1.00	1.55	2.04
Underlying EPS ($)(1)(2)	1.26	1.24	2.57	2.44
Reported return on equity ("ROE")(1)	9.4%	11.0%	8.3%	11.3%
Underlying ROE(1)	13.4%	13.7%	13.7%	13.5%

Growth	Q2'20	Q2'19	2020	2019
Insurance sales ($ millions)(1)	619	657	1,395	1,437
Wealth sales ($ millions)(1)	56,638	36,976	116,542	72,969
Value of new business ("VNB")($ millions)(1)	206	235	586	617
Assets under management ("AUM")($ billions)(1)	1,122	1,025	1,122	1,025

Financial Strength	Q2'20	Q4'19	2020	2019
LICAT ratios (at period end)(3)
Sun Life Financial Inc.	146%	143%	146%	144%
Sun Life Assurance(4)	126%	130%	126%	133%
Financial leverage ratio (at period end)(1)	23.2%	21.2%	23.2%	20.4%

“These are unprecedented and challenging times, and our thoughts go out to the many people whose lives have been impacted by the pandemic. Sun Life employees and advisors around the world have the honour of serving Clients at a time when they need us the most,” said Dean Connor, President and CEO, Sun Life.

“While the pandemic increased death claims in the second quarter, and resulted in elevated credit charges, our underlying growth and well-balanced business mix delivered underlying net income level with prior year. The declines in our reported net income reflect lower interest rates and credit spreads. We saw declines in our insurance sales compared to the second quarter of 2019 reflecting pandemic lockdowns. Wealth and asset management sales grew significantly over the prior year. Sun Life’s capital position remained strong and cash flows, liquidity and leverage are healthy."

“Our prior digital investments have served us well in the early stages of the pandemic, making it easy for Clients and advisors to virtually access advice and solutions. We will continue to accelerate our digital investments to drive greater ease of doing business for Clients and to build on our business momentum,” added Connor.

(1) Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended June 30, 2020 ("Q2 2020 MD&A").
(2) All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3) For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in our Q2 2020 MD&A.
(4) Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
             EARNINGS NEWS RELEASE     Sun Life Financial Inc. Second Quarter 2020 1

Financial and Operational Highlights - Quarterly Comparison (Q2 2020 vs. Q2 2019)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q2'20	Q2'19	change	Q2'20	Q2'19	change	Q2'20	Q2'19	change	Q2'20	Q2'19	change
Canada	117	148	(21%)	281	243	16%	151	194	(22%)	2,608	3,248	(20%)
U.S.	118	94	26%	123	110	12%	228	225	1%	—	—	—
Asset Management	223	229	(3%)	259	245	6%	—	—	—	51,575	31,929	62%
Asia	126	134	(6%)	144	147	(2%)	240	238	1%	2,455	1,799	36%
Corporate	(65)	(10)	nm(2)	(68)	(6)	nm(2)	—	—	—	—	—	—
Total	519	595	(13%)	739	739	—%	619	657	(6%)	56,638	36,976	53%

(1)  Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q2 2020 MD&A.
(2) Not meaningful.

Reported net income was $519 million in the second quarter of 2020, a decrease of $76 million or 13% compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from fair value adjustments on MFS's(1) share-based payments, partially offset by assumption changes and management actions ("ACMA"). Unfavourable market-related impacts reflected interest rate impacts and changes in the fair value of investment properties, partially offset by equity market impacts. Underlying net income was in line with the same period in 2019, with positive impacts from business growth, investing activity, morbidity experience and higher net investment returns on surplus, largely offset by unfavourable tax impacts, credit experience and expense experience. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 9.4% in the second quarter of 2020. Underlying ROE was 13.4%, compared to 13.7% in the second quarter of 2019, reflecting the increase in common shareholders' equity. Common shareholders' equity increased, driven by shareholders' net income and the impacts of foreign exchange, partially offset by dividend distributions, the impact on equity from the BGO acquisition(2) and the repurchase of common shares.

SLF Inc. and its wholly-owned holding companies ended the quarter with $3.5 billion in cash and other liquid assets. Our cash and other liquid assets balance provides us with the flexibility and opportunities for capital deployment. Subsequent to June 30, 2020, we completed our acquisition of a majority stake in InfraRed Capital Partners ("InfraRed") for approximately $510 million. Subject to regulatory approval, we anticipate redeeming, in full, the $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures, callable on September 25, 2020, in accordance with the redemption terms attached to the debentures. These events will not impact Sun Life Assurance, however, will reduce the SLF Inc. LICAT ratio by approximately 5 percentage points and are expected to be funded from our $3.5 billion in cash and other liquid assets.

A leader in insurance and wealth solutions in our Canadian Home Market
Canada's reported net income was $117 million, a decrease of $31 million or 21% in the second quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts, partially offset by improved ACMA impacts. Unfavourable market-related impacts predominantly reflected interest rate impacts and changes in the fair value of investment properties, partially offset by the rise in equity markets. Underlying net income was $281 million, an increase of $38 million or 16% compared to the same period in 2019, driven by higher investing activity of $62 million, partially offset by credit experience of $22 million. In addition, underlying net income includes the favourable impact of business growth, partially offset by unfavourable results in GB. Unfavourable results in GB reflected disability experience and impacts of ASO(3) expense experience, partially offset by lower dental and paramedical claims.

Canada insurance sales were $151 million in the second quarter of 2020, a decrease of $43 million or 22% compared to the same period in 2019, reflecting lower large case sales in GB, and lower sales in Individual Insurance as a result of the impact of COVID-19. Wealth sales were $2.6 billion, a decrease of $640 million or 20%, reflecting the timing of large case sales in Group Retirement Services ("GRS") and lower sales in Individual Wealth.

We continue to shape the Canadian market with innovative new offerings delivering on our Purpose to help Clients achieve lifetime financial security and live healthier lives. We have taken a leadership position in executing on our sustainability commitment by launching our proprietary Environmental, Social and Governance (“ESG”) evaluation framework for every major asset category on our core GRS investment platform. This enables us to empower Clients and plan sponsors in making informed decisions on sustainable investment options. In addition, we continue to maximize the value we provide our Clients by transforming the way we do business, with over 61,000 virtual Advisor-Client meetings in the second quarter and doubling the use of electronic signature options to complete retail wealth transactions.

(1) MFS Investment Management ("MFS").
(2) Our acquisition of a majority stake in BentallGreenOak ("BGO acquisition") that closed in July 2019. Upon acquisition, total equity was reduced by $860 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak.
(3) Administrative Services Only ("ASO").
2 Sun Life Financial Inc. Second Quarter 2020     EARNINGS NEWS RELEASE

A leader in U.S. group benefits
U.S.'s reported net income was $118 million in the second quarter of 2020, an increase of $24 million or 26% compared to the same period in 2019, driven by improved market-related impacts and lower integration costs. Underlying net income was $123 million, an increase of $13 million or 12%, driven by business growth, favourable morbidity experience and a gain arising from the conclusion of a legal matter, partially offset by unfavourable mortality experience and credit experience. Favourable morbidity experience was driven by dental and short-term disability experience, partially offset by less favourable long-term disability claims. The after-tax profit margin for Group Benefits(1) was 7.5% as of the second quarter of 2020 compared to 7.3% as of the second quarter of 2019.

U.S. insurance sales were US$165 million in the second quarter of 2020, in line with the same period in 2019, reflecting resilient performance across all businesses in a challenging environment.

Our strength in the employee benefits marketplace was fueled by several flexible solutions that respond to Client needs during the pandemic which provide a seamless, virtual benefits experience and coverage for out-of-pocket health costs to close financial coverage gaps. We temporarily waived the platform fee for employers on our advanced Maxwell Health digital benefits platform and launched several updates, including enhanced mobile enrollment, text messaging and live chat features, and additional integration for employee payroll deductions. Furthermore, we added other virtual options to enroll members for Sun Life benefits, including one-on-one or group enrollment meetings to help ensure they can easily choose their benefits any time on any device. We have also announced the addition of a new Sun Life hospital indemnity product to our supplemental health portfolio, which pays members cash benefits during hospital stays.

A leader in Global Asset Management
Asset Management’s reported net income was $223 million in the second quarter of 2020, a decrease of $6 million or 3% compared to the same period in 2019, reflecting unfavourable fair value adjustments on MFS's share-based payment awards and costs related to the acquisition of BGO. Underlying net income was $259 million, an increase of $14 million or 6%, driven by the increase in SLC Management's performance fees and the net income from the BGO acquisition that closed in July 2019, partially offset by higher sales expenses in MFS. The pre-tax net operating profit margin ratio for MFS(1) was 36% in the second quarter of 2020, compared to 37% in the same period last year.

Asset Management ended the second quarter with $779.1 billion in assets under management, consisting of $690.2 billion (US$508.5 billion) in MFS and $88.9 billion in SLC Management. MFS reported net inflows of $7.4 billion (US$5.4 billion), including positive flows from U.S. retail products for the sixth consecutive quarter. SLC Management reported net outflows of $0.2 billion.

In the second quarter of 2020, 86%, 88% and 80% of MFS's U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

On July 1, 2020, we completed the acquisition of the majority stake in InfraRed, a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future.

A leader in Asia through distribution excellence in higher growth markets
Asia’s reported net income was $126 million in the second quarter of 2020, a decrease of $8 million or 6% compared to the same period in 2019, due to unfavourable market-related impacts, predominantly due to interest rate impacts, partially offset by favourable ACMA impacts. Underlying net income was $144 million, a decrease of $3 million or 2%, due to unfavourable credit experience and lower available-for-sale asset ("AFS") gains, largely offset by a gain from a mortgage investment prepayment and favourable morbidity experience.

Asia insurance sales were $240 million in the second quarter of 2020, in line with the second quarter of 2019, as increases in International Hubs, China and Vietnam were offset by a decrease in sales in other insurance markets as a result of the impact of COVID-19. Asia wealth sales were $2.5 billion, an increase of $656 million or 36%, driven by fixed income sales in India and money market sales in the Philippines.

We have accelerated digital development across Asia to ensure our advisors have the appropriate capabilities to provide Clients with much-needed protection solutions during this time. New virtual sales experiences have been rolled out in Hong Kong, Indonesia, India and the Philippines, with Vietnam and Malaysia set to launch virtual engagement capabilities in the coming months. Clients and advisors in these markets are now able to transact comfortably and securely, from application submission to digital signing, providing Clients with a quick and seamless experience, all without using paper or meeting face-to-face. For example, in the Philippines, during the COVID-19 restrictions, the majority of our applications were processed using our new digital solutions. Our wealth offerings continue to outperform; for example, in Hong Kong mandatory provident funds (“MPF”), we are now ranked #3 in AUM, and #2 in net inflows(2).

Corporate
Corporate's reported net loss was $65 million in the second quarter of 2020, an increased loss of $55 million compared to the same period in 2019, due predominantly to the impacts on underlying net income. Underlying net loss was $68 million, an increased loss of $62 million, primarily due to an unfavourable adjustment relating to the prior year’s Canadian tax filings and lower tax-exempt investment income, and credit experience in the UK, partially offset by higher net investment returns on surplus of $23 million, predominantly from seed investment gains, and mortality experience in the UK.

(1) Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q2 2020 MD&A.
(2) Mercer MPF Market Shares Report, for the three month period ended March 31, 2020.
             EARNINGS NEWS RELEASE     Sun Life Financial Inc. Second Quarter 2020 3

COVID-19 Pandemic Update(1)
COVID-19 has affected all areas of our business and we are working to continue to be there for our Clients, advisors, employees, communities and shareholders. We continue to adjust our operations across each of our businesses as government restrictions and measures evolve around the globe. Our business continuity processes have been successful in ensuring that key business functions and normal operations continue during this unprecedented disruption. We have processes in place to monitor and maintain ongoing systems availability, stability, and security. We thank our employees and advisors for being there for our Clients through these difficult times.

Our working from home strategy continues to operate effectively and return to offices has been gradual and measured to ensure the health and safety of our employees and our communities.

We continue to support Clients facing financial hardships. This includes the extension of grace periods for premium payments for individual insurance and Group Benefits Clients, and rebates and credits to Group Benefits Clients.

Digital enhancements in Canada and the U.S. have provided Clients with alternative ways to interact with service providers, while new virtual sales experiences were rolled out in various markets in Asia, allowing Clients to transact digitally, from application submission to digital signing. We have also provided tools to support our advisors, such as a centralized resource hub, to enable them to connect with Clients seamlessly.

For the second quarter, the Sun Life Assurance LICAT ratio ended at 126%, a decrease from year-end, which was primarily driven by a scenario switch(2) in the LICAT calculation, and the subsequent change in credit spread sensitivities. In the past, we have communicated that the impact of the discontinuity caused by the scenario switch can be up to four LICAT ratio percentage points. As a result of OSFI’s(3) updated guidance released in April of this year, the discontinuity impact has reduced to less than one LICAT percentage point in the quarter, with the remaining three percentage points decline coming through over the next five quarters if we remain on the current scenario. Subsequent to the scenario switch, our LICAT sensitivity to credit spreads has changed direction such that increases in credit spreads are favourable and decreases in credit spreads are unfavourable. As such, in addition to the one percentage point decline we saw in the second quarter, the remaining drop in the ratio at the end of the second quarter was mainly driven by narrowing credit spreads during the quarter, given the change in the credit spread sensitivities. The LICAT ratio in SLF Inc. experienced similar impacts but increased from year-end, due to the $1 billion subordinated debt issuance in May. Our strong capital and cash position at SLF Inc. continue to provide flexibility and opportunities for capital deployment.

In the second quarter, sales were mixed with insurance sales decreasing 6% and wealth sales increasing 53%, in comparison to the prior year. We saw some markets benefiting from digital tools, pre-existing sales pipelines, re-pricing and return to office opportunities in some markets. In other markets, we experienced significant sales declines resulting from strict quarantine protocols impacting face-to-face sales transactions. Strong wealth sales were driven by MFS, SLC Management, India and money market funds in the Philippines. In the month of July, individual sales across our products and businesses were mixed, with total individual insurance and wealth sales at approximately 95% and 110%, respectively, of the prior year. As a result of the mixed experience, the absence of clear return to office time frames and challenged economic conditions, our sales levels for the third quarter of 2020 remain uncertain at this time.

To support our Clients who may be facing financial hardships, we have extended grace periods for premium payment for individual insurance and Group Benefits Clients of up to 90 days. The impact to premium receivables has not been significant. Should we experience a prolonged period of non-payment, we may see a change in lapses and other policyholder behaviour. Up to June 30, 2020, the pandemic has had an immaterial impact on lapse and other policyholder behaviour.

Our Group Benefit and Group Pension businesses cover employees in the worksite. To the extent their employment is terminated and not replaced, premiums and business in-force would decline over time, all other things being equal. July premiums and business in force results were relatively unchanged from the end of the second quarter.

As of June 30, 2020, information from public health authorities indicates that COVID-19 related deaths in the U.S. and Canada were approximately 130,000 and 8,600, respectively. Based on the limited cause of death information provided to us, we estimate that most of the unfavourable mortality experience of $12 million in the second quarter was COVID-19 related, which is comprised of the net impact of life insurance claim losses, partially offset by annuity gains.

Favourable morbidity experience of $27 million for the second quarter of 2020, included gains from lower benefit utilization of dental, extended health care, vision, and hospital and surgical coverages that were partially offset by Group Benefit premium credits. Our overall morbidity result for the quarter also includes a continuation of heightened long-term disability claims in Canada Group Benefits. As a result of lower benefits utilization during COVID-19 lockdowns, we also saw lower fee income in our Canadian Group Benefits ASO business, which correlated to the number of claims processed. The impact of lower fee income during the second quarter is included in expense experience as this drove lower expense recoveries.

In July, our mortality and morbidity claims experience from COVID-19 has been small amounting to less than 5% of our monthly average for mortality and disability claims paid. With Canada and the U.S. gradually reopening businesses and services, health and dental benefits claims have increased compared to the monthly average of the second quarter, however were still below historical levels.

(1) Information relating to July 2020 financial metrics, including but not limited to, sales, claims and benefits, premiums and fee income is not indicative of future results. Future results, including for the remainder of the third quarter 2020, may differ materially from the information presented in this section. The Company does not undertake any obligation to provide information on a monthly basis in the future or to update this information to reflect events or circumstances after the date of this document, except as required by applicable law.
(2) For additional details regarding the scenario switch on the LICAT calculation, refer to section H - Risk Management in our Q2 2020 MD&A.
(3) The Office of the Superintendent of Financial Institutions.
4 Sun Life Financial Inc. Second Quarter 2020     EARNINGS NEWS RELEASE

While there remains uncertainty in our COVID-19-related mortality and morbidity claims experience, we benefited from our product and geographic diversification, and differences in outcomes between the general and our insured population.

For the first six months of 2020, operating expenses are up 4% from the same period last year, or 3% when excluding the impact of foreign exchange translation, primarily from a restructuring provision established in the first quarter, new run rate costs associated with the BGO acquisition, and additional expenditures in response to COVID-19. These increases were partially offset by management actions focused on reducing discretionary spend. The reduction in discretionary spend will allow us to accelerate our investments in digital tools and capabilities to drive greater ease of doing business for Clients.

For our borrowers and real estate tenants, we have granted interest, principal and rent payment deferrals, on a case by case basis, with the majority of the deferrals being up to 3 months. As at June 30, 2020, we collected approximately 99% of our expected investment-related cash inflows. Outstanding deferrals as at the end of July were just less than $40 million with additional requests currently under assessment.

The month of July saw MFS AUM grow 5% to US$532 billion reflecting market growth, fund performance and flows.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, potential treatments and therapies, the availability of a vaccine and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section H - Risk Management in our Q2 2020 MD&A.

Earnings Conference Call
The Company’s second quarter 2020 financial results will be reviewed at a conference call on Friday, August 7, 2020, at 8:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors - Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q2 2022 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll-free within North America) using Conference ID: 4019034. A replay of the conference call will be available from Friday, August 7, 2020 at 11:00 a.m. ET until 11:00 a.m. ET on Friday, August 21, 2020 by calling 404-537-3406 or 1-855-859-2056 (toll-free within North America) using Conference ID: 4019034.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Leigh Chalmers
Manager, Corporate Communications	Senior Vice-President, Head of Investor Relations & Capital Management
Tel: 416-988-0542	Tel: 647-256-8201
irene.poon@sunlife.com	investor_relations@sunlife.com

             EARNINGS NEWS RELEASE     Sun Life Financial Inc. Second Quarter 2020 5

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in the Q2 2020 MD&A under the heading M - Non-IFRS Financial Measures, our annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:
(a) market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b) assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c) other adjustments:
(i) certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii) fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii) acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv) other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

6 Sun Life Financial Inc. Second Quarter 2020     EARNINGS NEWS RELEASE

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2'20	Q1'20	Q2'19	2020	2019
Reported net income	519	391	595	910	1,218
Market-related impacts
Equity market impacts
Impacts from equity market changes	105	(303)	14	(198)	82
Basis risk impacts	(46)	(57)	6	(103)	(4)
Equity market impacts	59	(360)	20	(301)	78
Interest rate impacts(1)
Impacts of interest rate changes	(123)	(87)	(99)	(210)	(221)
Impacts of credit spread movements	(72)	127	(22)	55	(49)
Impacts of swap spread movements	(10)	39	7	29	23
Interest rate impacts	(205)	79	(114)	(126)	(247)
Impacts of changes in the fair value of investment properties	(41)	(12)	(3)	(53)	3
Less: Market-related impacts	(187)	(293)	(97)	(480)	(166)
Less: Assumption changes and management actions	5	(53)	(20)	(48)	(31)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	—	(1)	(5)	(1)	(4)
Fair value adjustments on MFS's share-based payment awards	(24)	10	(11)	(14)	(19)
Acquisition, integration and restructuring(2)	(14)	(42)	(11)	(56)	(18)
Less: Total of other adjustments	(38)	(33)	(27)	(71)	(41)
Underlying net income	739	770	739	1,509	1,456
Reported EPS (diluted) ($)	0.88	0.67	1.00	1.55	2.04
Less: Market-related impacts ($)	(0.32)	(0.50)	(0.16)	(0.82)	(0.27)
Assumption changes and management actions ($)	0.01	(0.09)	(0.03)	(0.08)	(0.05)
Certain hedges in Canada that do not qualify for hedge accounting ($)	—	—	(0.01)	—	(0.01)
Fair value adjustments on MFS's share-based payment awards ($)	(0.04)	0.02	(0.02)	(0.02)	(0.03)
Acquisition, integration and restructuring ($)	(0.03)	(0.07)	(0.02)	(0.10)	(0.03)
Impact of convertible securities on diluted EPS ($)	—	—	—	—	(0.01)
Underlying EPS (diluted) ($)	1.26	1.31	1.24	2.57	2.44

(1) Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2) Amounts include acquisition costs for the BGO acquisition, which includes the unwinding of the discount for the Put option and Deferred payments liability of $11 million and $10 million in the second quarter of 2020 and the first quarter of 2020, respectively. As a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies, we also recorded a restructuring charge of $28 million in the first quarter of 2020.

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures, which are referenced in this news release:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia and Vietnam and sales from International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

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Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (iv) relating to our anticipated redemption of the $500 million principal amount of Series 2015-1 subordinated unsecured debentures, (v) that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q2 2020 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2019 Annual Information Form under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life Financial Inc. ("SLF Inc.") is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2020, Sun Life had total assets under management ("AUM") of $1,122 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

8 Sun Life Financial Inc. Second Quarter 2020     EARNINGS NEWS RELEASE